Correspondence

VirtualArmour International Inc.
8085 S. Chester Street, Suite 108
Centennial, CO 80112

March 1, 2018

Via Edgar

Ms. Katherine Wray
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	VirtualArmour International Inc. Offering Statement on Form 1-A File No. 024-10752

Dear Ms. Wray:

On behalf of VirtualArmour International Inc. (the "Company"), I hereby request that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified by 2:00 PM Eastern Time on March 5, 2018, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

•	should the Commission or the staff (the "Staff"), acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and/or the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted

VirtualArmour International Inc.

/s/ Todd Kannegieter
By:  Todd Kannegieter
Chief Executive Officer